EXHIBIT 99.5
TOTAL
2, place Jean Miller
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : + 33 (0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total raises its 2008 interim dividend by 14% to 1.14 euros per share
Paris, September 10, 2008 —The Board of Directors of Total, led by Chairman Thierry Desmarest, met on September 9, 2008.
Confident in the outlook for Total’s results, the Board approved the 2008 interim dividend1 of 1.14 euros per share, an increase of 14% compared to the interim dividend paid in November 2007.
With its view of the supply-demand balance and other elements that should support the price of oil over the medium term, Total reaffirms its policy of sustained investment oriented toward long-term projects on the main growing segments in the petroleum chain.
Total’s asset portfolio, its ability to manage major projects and to negotiate strategic partnerships are among the strengths that should allow it to create value over the long term.
Total is also expanding its R&D program and expects to commit 5.5 billion euros from now through 2013 mainly to find new solutions for improving the efficiency of its industrial sites and products, accelerating its growth in new energies and contributing to the fight against global climate change.
In conclusion, CEO Christophe de Margerie said :
« Maintaining strong investment discipline, the ability to anticipate changes in the environment and to enhance the acceptability of our presence and operations in countries where we invest are among the strengths that should allow us to create sustainable value. »
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

[1]	the ex-dividend date will be November 14, 2008 and the payment date will be November 19, 2008